UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2017

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated interim financial statements as of and for the six month period ended June 30, 2017 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes

Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 15, 2017

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,577,594 are treasury shares)

F - 2

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the six-month and three-month periods ended June 30, 2017 and 2016

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30		Three-months ended June 30
	Note	2017	2016	2017	2016
		(unaudited)
Sales of goods and services rendered	4	394,621	290,704	228,530	169,220
Cost of goods sold and services rendered	5	(335,309)	(238,428)	(195,947)	(139,405)
Initial recognition and changes in fair value of biological assets and agricultural produce	14	22,702	83,494	5,337	57,661
Changes in net realizable value of agricultural produce after harvest		3,193	(369)	3,420	(3,028)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		85,207	135,401	41,340	84,448
General and administrative expenses	6	(28,501)	(21,610)	(14,484)	(11,306)
Selling expenses	6	(37,077)	(27,165)	(21,063)	(16,129)
Other operating income / (loss), net	8	36,138	(34,161)	22,866	(34,219)
Profit from Operations Before Financing and Taxation		55,767	52,465	28,659	22,794
Finance income	9	5,222	5,071	3,110	926
Finance costs	9	(45,410)	(67,918)	(25,968)	(39,205)
Financial results, net	9	(40,188)	(62,847)	(22,858)	(38,279)
Profit / (loss) Before Income Tax		15,579	(10,382)	5,801	(15,485)
Income tax expense	10	(5,811)	(4,616)	(2,000)	(2,265)
Profit / (loss) for the Period		9,768	(14,998)	3,801	(17,750)
Attributable to:
Equity holders of the parent		8,694	(16,385)	3,703	(17,985)
Non-controlling interest		1,074	1,387	98	235

Earnings per share attributable to the equity holders of the parent during the period:
Basic		0.072	(0.135)	0.031	(0.148)
Diluted		0.071	(0.135)	0.030	(0.148)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 3

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the six-month and three-month periods ended June 30, 2017 and 2016

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30		Three-months ended June 30
	2017	2016	2017	2016
	(unaudited)

Profit / (loss) for the period	9,768	(14,998)	3,801	(17,750)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(8,474)	47,826	(23,191)	33,270
Cash flow hedge, net of tax (Note 2)	(2,508)	65,971	(13,900)	40,117
Other comprehensive earnings for the period	(10,982)	113,797	(37,091)	73,387
Total comprehensive earnings for the period	(1,214)	98,799	(33,290)	55,637

Attributable to:
Equity holders of the parent	(1,966)	98,441	(32,851)	55,584
Non-controlling interest	752	358	(439)	53

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 4

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of June 30, 2017 and December 31, 2016

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2017	2016
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	837,360	802,608
Investment property	12	2,547	2,666
Intangible assets	13	16,966	17,252
Biological assets	14	8,951	8,516
Deferred income tax assets	10	37,096	38,586
Trade and other receivables	16	18,002	17,412
Other assets		555	566
Total Non-Current Assets		921,477	887,606
Current Assets
Biological assets	14	93,645	136,888
Inventories	17	151,052	111,754
Trade and other receivables	16	182,376	157,528
Derivative financial instruments	15	3,015	3,398
Other assets		42	24
Cash and cash equivalents	18	219,934	158,568
Total Current Assets		650,064	568,160
TOTAL ASSETS		1,571,541	1,455,766
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	19	183,573	183,573
Share premium	19	933,961	937,250
Cumulative translation adjustment		(535,516)	(527,364)
Equity-settled compensation		15,142	17,218
Cash flow hedge		(39,807)	(37,299)
Treasury shares		(2,368)	(1,859)
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		59,692	50,998
Equity attributable to equity holders of the parent		656,251	664,091
Non-controlling interest		6,670	7,582
TOTAL SHAREHOLDERS EQUITY		662,921	671,673
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	892	1,427
Borrowings	22	537,484	430,304
Deferred income tax liabilities	10	14,491	14,689
Payroll and social security liabilities	23	1,070	1,235
Derivatives financial instruments	15	1,439	662
Provisions for other liabilities		3,175	3,299
Total Non-Current Liabilities		558,551	451,616
Current Liabilities
Trade and other payables	21	61,774	92,158
Current income tax liabilities		2,461	1,387
Payroll and social security liabilities	23	28,024	26,844
Borrowings	22	256,795	205,092
Derivative financial instruments	15	372	6,406
Provisions for other liabilities		643	590
Total Current Liabilities		350,069	332,477
TOTAL LIABILITIES		908,620	784,093
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,571,541	1,455,766

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 5

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2017 and 2016 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2016	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419
Loss for the period	-	-	-	-	-	-	-	(16,385)	(16,385)	1,387	(14,998)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	48,855	-	-	-	-	-	48,855	(1,029)	47,826
Cash flow hedge (*)	-	-	-	-	65,971	-	-	-	65,971	-	65,971
Other comprehensive income for the period	-		48,855	-	65,971	-	-	-	114,826	(1,029)	113,797
Total comprehensive income for the period	-		48,855	-	65,971	-	-	(16,385)	98,441	358	98,799

Employee share options (Note 20)
- Exercised	-	323	-	(102)	-	55	-	-	276	-	276
- Forfeited	-	-	-	(98)	-	-	-	98	-	-	-
Restricted shares (Note 20):
- Value of employee services	-	-	-	2,545	-	-	-	-	2,545	-	2,545
- Vested	-	3,225	-	(3,905)	-	680	-	-	-	-	-

Balance at June 30, 2016 (unaudited)	183,573	941,222	(519,461)	15,071	(71,940)	(1,201)	41,574	32,508	621,346	7,693	629,039

(*) Net of 34,145 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 6

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2017 and 2016 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2017	183,573	937,250	(527,364)	17,218	(37,299)	(1,859)	41,574	50,998	664,091	7,582	671,673
Profit for the period	-	-	-	-	-	-	-	8,694	8,694	1,074	9,768
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(8,152)	-	-	-	-	-	(8,152)	(322)	(8,474)
Cash flow hedge (*)	-	-	-	-	(2,508)	-	-	-	(2,508)	-	(2,508)
Other comprehensive income for the period	-	-	(8,152)	-	(2,508)	-	-	-	(10,660)	(322)	(10,982)
Total comprehensive income for the period	-	-	(8,152)	-	(2,508)	-	-	8,694	(1,966)	752	(1,214)

Restricted shares (Note 20):
- Value of employee services	-	-	-	2,807	-	-	-	-	2,807	-	2,807
- Vested	-	4,149	-	(4,883)	-	734	-	-	-	-	-
- Purchase of own shares	-	(7,438)	-	-	-	(1,243)	-	-	(8,681)	-	(8,681)
- Dividends	-	-	-	-		-	-	-	-	(1,664)	(1,664)
Balance at June 30, 2017 (unaudited)	183,573	933,961	(535,516)	15,142	(39,807)	(2,368)	41,574	59,692	656,251	6,670	662,921

(*) Net of 1,291 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 7

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2017 and 2016

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2017	June 30, 2016
		(unaudited)
Cash flows from operating activities:
Profit for the period		9,768	(14,998)
Adjustments for:
Income tax expense	10	5,811	4,616
Depreciation	11	55,750	41,592
Amortization	13	416	313
Loss / (Gain) from disposal of other property items	8	618	(181)
Equity settled share-based compensation granted	7, 20	2,807	2,545
(Gain) / loss from derivative financial instruments	8, 9	(36,558)	41,121
Interest and other expense, net	9	21,188	18,940
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		2,441	(49,592)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(616)	1,542
Provision and allowances		298	48
Foreign exchange losses, net	9	11,883	12,276
Cash flow hedge – transfer from equity	9	3,320	23,594
Subtotal		77,126	81,816
Changes in operating assets and liabilities:
Increase in trade and other receivables		(29,055)	(43,937)
Increase in inventories		(29,724)	(37,455)
Decrease in biological assets		25,671	15,538
Decrease / (Increase) in other assets		24	(60)
Decrease /(increase) in derivative financial instruments		40,010	(19,623)
(Decrease) / increase in trade and other payables		(32,990)	11,511
Increase in payroll and social security liabilities		1,578	1,243
(Decrease) / Increase in provisions for other liabilities		(88)	1,640
Net cash generated in operating activities before taxes paid		52,552	10,673
Income tax paid		(1,653)	(911)
Net cash generated from operating activities		50,899	9,762

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 8

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2017 and 2016 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2017	June 30, 2016
		(unaudited)
Cash flows from investing activities:

Purchases of property, plant and equipment	11	(106,053)	(60,034)
Purchases of cattle		(581)	-
Purchases of intangible assets	13	(576)	(804)
Interest received	9	5,021	4,621
Proceeds from sale of property, plant and equipment		798	754
Net cash used in investing activities		(101,391)	(55,463)

Cash flows from financing activities:

Proceeds from equity settled share-based compensation exercise		-	276
Proceeds from long-term borrowings		189,769	42,701
Payments of long-term borrowings		(103,724)	(69,514)
Proceeds from short-term borrowings		84,595	147,496
Payment of short-term borrowings		(9,531)	(94,929)
Payment of derivatives financial instruments		(9,419)	(1,213)
Interest paid		(22,540)	(20,504)
Purchase of own shares		(8,681)	-
Dividends paid to non-controlling interest	25	(1,506)	-
Net cash generated from financing activities		118,963	4,313
Net decrease in cash and cash equivalents		68,471	(41,388)
Cash and cash equivalents at beginning of period		158,568	198,894
Effect of exchange rate changes on cash and cash equivalents		(7,105)	10,081
Cash and cash equivalents at end of period		219,934	167,587

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 9

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 11, 2017.

2.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group’s exposure and risk management principles and processes since December 31, 2016 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the six month period ended June 30, 2017. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 10

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2017. All amounts are shown in US dollars.

	June 30, 2017
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	12,119	-	-	-	12,119
Brazilian Reais	-	(108,567)	-	-	(108,567)
US Dollar	(96,128)	(415,299)	22,688	69,560	(419,179)
Uruguayan Peso	-	-	(860)	-	(860)
Total	(84,009)	(523,866)	21,828	69,560	(516,487)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2017 would have increased the Group’s Profit Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	June 30, 2017
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(9,613)	(41,530)	2,269	-	(48,874)
(Decrease) or increase in Profit Before Income Tax	(9,613)	(41,530)	2,269	-	(48,874)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2017 and 2020.

For the period ended June 30, 2017, a total amount before income tax of US$ 2,508 loss was recognized in other comprehensive income and an amount of US$ 3,320 loss was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 11

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at June 30, 2017 (all amounts are shown in US dollars):

	June 30, 2017
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	7,747	-	-	7,747
Brazilian Reais	-	127,706	-	127,706
US Dollar	85,486	36,568	27,990	150,044
Subtotal Fixed-rate borrowings	93,233	164,274	27,990	285,497
Variable rate:
Brazilian Reais	-	62,430	-	62,430
US Dollar	49,835	396,393	-	446,228
Subtotal Variable-rate borrowings	49,835	458,823	-	508,658
Total borrowings as per analysis	143,068	623,097	27,990	794,155
Finance leases	124	-	-	124
Total borrowings at June 30, 2017	143,192	623,097	27,990	794,279

At June 30, 2017, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit Before Income Tax for the period would decrease as follows:

	June 30, 2017
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(624)	-	(624)
US Dollar	(498)	(3,964)	-	(4,462)
Decrease in Profit Before Income Tax	(498)	(4,588)	-	(5,086)

•	Credit risk

As of June 30, 2017, seven banks accounted for more than 83% of the total cash deposited (Banco do Brasil, Banco Votoratim, Banco Itau, Banco Santander, HSBC, JP Morgan and Galicia).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 12

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2017:

▪	Futures / Options

	June 30, 2017
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	Profit / (Loss) (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	120	19,008	(80)	(16)
Soybean	4	(418)	192	(274)
Sugar	147,646	48,357	(3,720)	6,087
Options:
Buy put
Sugar	68,999	(2,896)	8,686	6,312
Sell call
Sugar	876	1,907	(34)	2,058
Sell put
Sugar	32,042	504	(2,704)	(2,287)
Buy call
Soybean	(2)	36	48	12
Sale
Ethanol	1,500	(25,467)	44	44
Total	251,185	41,031	2,432	11,936

(*) Included in line “Gain from commodity derivative financial instruments” Note 8.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 13

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Other derivative financial instruments

As of June 30, 2017, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2016.

During the period ended June 30, 2016, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 42.5 million. No contract of this kind was entered in 2015. Those contracts entered in 2016 have maturity dates ranging between March 2016 and April 2017. The outstanding contracts resulted in the recognition of a loss of US$ 7 million in 2016.

During the period ended on June 30, 2017 and 2016, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 15.37 million and US$ 15.7 million, respectively. The currency forward contracts maturity date are between September 2017, and September 2016, respectively. The outstanding contracts resulted in the recognition of a loss of US$ 0.25 and US$ 0.1 million, respectively.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 14

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be significance Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 15

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2017 (unaudited)

	Farming
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	84,896	43,278	19,322	438	147,934	246,687	-	-	394,621
Cost of goods sold and services rendered	(84,692)	(37,702)	(18,988)	(175)	(141,557)	(193,752)	-	-	(335,309)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,343	5,796	4,528	163	27,830	(5,128)	-	-	22,702
Changes in net realizable value of agricultural produce after harvest	3,193	-	-	-	3,193	-	-	-	3,193
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	20,740	11,372	4,862	426	37,400	47,807	-	-	85,207
General and administrative expenses	(1,401)	(2,279)	(496)	(88)	(4,264)	(13,984)	-	(10,253)	(28,501)
Selling expenses	(2,946)	(6,401)	(468)	(53)	(9,868)	(27,150)	-	(59)	(37,077)
Other operating (loss)/income, net	3,339	637	422	(161)	4,237	31,919	-	(18)	36,138
Profit / (loss) from Operations Before Financing and Taxation	19,732	3,329	4,320	124	27,505	38,592	-	(10,330)	55,767

Depreciation and amortization	(692)	(1,886)	(494)	(60)	(3,132)	(53,034)	-	-	(56,166)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,880	4,369	508	163	14,920	(17,361)	-	-	(2,441)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	7,463	1,427	4,020	-	12,910	12,233	-	-	25,143
Changes in net realizable value of agricultural produce after harvest (unrealized)	616	-	-	-	616	-	-	-	616
Changes in net realizable value of agricultural produce after harvest (realized)	2,577	-	-	-	2,577	-	-	-	2,577

Farmlands and farmland improvements, net	64,011	14,543	127	10,325	89,006	26,342	-	-	115,348
Machinery, equipment, building and facilities, and other fixed assets, net	4,231	15,286	7,447	415	27,379	438,276	-	-	465,655
Bearer plants, net	-	-	-	1,832	1,832	225,805	-	-	227,637
Work in progress	1,037	3,739	5,234	-	10,010	18,710	-	-	28,720
Investment property	-	-	-	2,547	2,547	-	-	-	2,547
Goodwill	3,614	1,660	-	1,157	6,431	6,600	-	-	13,031
Biological assets	15,836	4,898	7,479	3,366	31,579	71,017	-	-	102,596
Finished goods	57,805	6,757	-	-	64,562	31,288	-	-	95,850
Raw materials, Stocks held by third parties and others	6,802	29,383	3,365	-	39,550	15,652	-	-	55,202
Total segment assets	153,336	76,266	23,652	19,642	272,896	833,690	-	-	1,106,586
Borrowings	89,729	81,473	852	3,727	175,781	618,498	-	-	794,279
Total segment liabilities	89,729	81,473	852	3,727	175,781	618,498	-	-	794,279

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 16

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2016 (unaudited)

	Farming
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	68,097	45,556	12,029	545	126,227	164,477	-	-	290,704
Cost of goods sold and services rendered	(68,009)	(40,673)	(11,995)	(96)	(120,773)	(117,655)	-	-	(238,428)
Initial recognition and changes in fair value of biological assets and agricultural produce	45,657	9,458	1,625	90	56,830	26,664	-	-	83,494
Changes in net realizable value of agricultural produce after harvest	(369)	-	-	-	(369)	-			(369)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	45,376	14,341	1,659	539	61,915	73,486	-	-	135,401
General and administrative expenses	(1,315)	(1,433)	(505)	(141)	(3,394)	(8,541)	-	(9,675)	(21,610)
Selling expenses	(2,440)	(5,260)	(341)	(19)	(8,060)	(19,080)	-	(25)	(27,165)
Other operating (loss)/income, net	(21,941)	193	116	1	(21,631)	(12,593)	-	63	(34,161)
Profit / (loss) from Operations Before Financing and Taxation	19,680	7,841	929	380	28,830	33,272	-	(9,637)	52,465

Depreciation and amortization	(676)	(1,173)	(490)	(110)	(2,449)	(39,456)	-	-	(41,905)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	24,534	6,752	-	-	31,286	18,306	-	-	49,592
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	21,123	2,706	1,625	90	25,544	8,358	-	-	33,902
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,542)	-	-	-	(1,542)	-	-	-	(1,542)
Changes in net realizable value of agricultural produce after harvest (realized)	1,173	-	-	-	1,173	-	-	-	1,173

As of December 31, 2016
Farmlands and farmland improvements, net	68,224	18,868	168	5,504	92,764	26,734	-	-	119,498
Machinery, equipment, building and facilities, and other fixed assets, net	3,892	14,949	7,449	467	26,757	418,543	-	-	445,300
Bearer plants, net	-	-	-	1,860	1,860	214,309	-	-	216,169
Work in progress	1,100	3,274	2,727	-	7,101	14,540	-	-	21,641
Investment property	-	-	-	2,666	2,666	-	-	-	2,666
Goodwill	3,782	1,737	-	1,186	6,705	6,700	-	-	13,405
Biological assets	28,189	25,575	6,827	2,433	63,024	82,380	-	-	145,404
Finished goods	13,415	5,474	-	-	18,889	49,302	-	-	68,191
Raw materials, Stocks held by third parties and others	16,147	6,628	2,060	-	24,835	18,728	-	-	43,563
Total segment assets	134,749	76,505	19,231	14,116	244,601	831,236	-	-	1,075,837
Borrowings	43,878	47,156	616	10,449	102,099	533,297	-	-	635,396
Total segment liabilities	43,878	47,156	616	10,449	102,099	533,297	-	-	635,396

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 17

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Sales

	June 30, 2017	June 30, 2016
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol (*)	104,966	69,414
Sugar (*)	121,801	81,517
Rice (*)	42,592	44,353
Energy	19,875	13,503
Powder milk	2,660	380
Operating leases	381	554
Services	735	390
Others	796	703
	293,806	210,814
Sales of agricultural produce and biological assets:
Soybean (*)	40,764	39,358
Cattle for dairy production	1,490	1,305
Corn	31,297	15,816
Pop Corn	215	287
Rice	-	892
Cotton	46	1,118
Milk	14,956	10,183
Wheat	8,996	5,017
Sunflower	438	5,245
Peanut	711	-
Barley	1,527	625
Seeds	87	15
Others (*)	288	29
	100,815	79,890
Total sales	394,621	290,704

(*) Includes sales of soybean, corn, rice, powder milk, sugar, wheat, sunflower and others produced by third parties for an amount of US$ 11.2, US$ 24.1 million; US$ 3.0 million; US$ 2.7 million; US$ 35.1 million; US$ 4.7 million; US$ 0.2 million and US$ 0.1 million respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 83.6 million as of June 30, 2017 (June 30, 2016: US$ 137.9 million) comprised primarily of 125,147 tons of sugar (US$ 49.9), 14,414 m³ of ethanol (US$ 2.5 million), 297,803 mhw of energy (U$S 18.5 million) , 15,613 tons of soybean (U$S 2.2 million), 50,610 tons of corn (US$ 7.6 million), and 17,659 tons of wheat (US$ 2.9 million) which expire between July 2017 and December 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 18

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered

As of June 30, 2017:

	June 30, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017 (Note 17)	13,117	5,473	-	-	49,601	68,191
Cost of production of manufactured products (Note 6)	309	35,331	-	101	144,919	180,660
Purchases	46,258	4,050	2,616	-	41,785	94,709
Agricultural produce	76,921	-	16,372	74	-	93,367
Transfer to raw material	(4,577)	-	-	-	-	(4,577)
Direct agricultural selling expenses	9,900	-	-	-	-	9,900
Tax recoveries (i)	-	-	-	-	(12,023)	(12,023)
Changes in net realizable value of agricultural produce after harvest	3,193	-	-	-	-	3,193
Finished goods at the end of June 30, 2017 (Note 17)	(57,804)	(6,757)	-	-	(31,289)	(95,850)
Exchange differences	(2,625)	(395)	-	-	759	(2,261)
Cost of goods sold and services rendered, and direct agricultural selling expenses	84,692	37,702	18,988	175	193,752	335,309

(i): Correspond to the presumed credit of ICMS over the sale values.

As of June 30, 2016:

	June 30, 2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2016	16,034	6,904	55	-	24,631	47,624
Cost of production of manufactured products (Note 6)	320	28,207	-	96	112,043	140,666
Purchases	13,221	11,595	459	-	26,457	51,732
Agricultural produce	79,189	-	11,489	-	-	90,678
Transfer to raw material	(3,416)	-	-	-	-	(3,416)
Direct agricultural selling expenses	7,754	-	-	-	-	7,754
Tax recoveries (i)	-	-	-	-	(8,033)	(8,033)
Changes in net realizable value of agricultural produce after harvest	(369)	-	-	-	-	(369)
Finished goods at the end of June 30, 2016	(41,518)	(4,998)	-	-	(42,009)	(88,525)
Exchange differences	(3,206)	(1,035)	(8)	-	4,566	317
Cost of goods sold and services rendered, and direct agricultural selling expenses	68,009	40,673	11,995	96	117,655	238,428

(i): Correspond to the presumed credit of ICMS over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 19

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended June 30, 2017:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	-	3,962	-	96	20,029	24,087	17,181	3,250	44,518
Raw materials and consumables	306	2,039	-	-	3,350	5,695	-	-	5,695
Depreciation and amortization	-	409	-	5	43,807	44,221	2,970	361	47,552
Fuel, lubricants and others	-	56	-	-	10,754	10,810	248	126	11,184
Maintenance and repairs	-	739	-	-	5,879	6,618	511	275	7,404
Freights	-	3,369	-	-	224	3,593	-	11,187	14,780
Export taxes / selling taxes	-	-	-	-	-	-	-	14,024	14,024
Export expenses	-	-	-	-	-	-	-	1,448	1,448
Contractors and services	-	-	-	-	2,594	2,594	-	-	2,594
Energy transmission	-	-	-	-	-	-	-	1,576	1,576
Energy power	-	782	-	-	754	1,536	91	29	1,656
Professional fees	-	20	-	-	154	174	3,699	784	4,657
Other taxes	-	44	-	-	77	121	433	-	554
Contingencies	-	-	-	-	-	-	947	-	947
Lease expense and similar arrangements	-	121	-	-	-	121	701	32	854
Third parties raw materials	-	4,127	-	-	9,088	13,215	-	-	13,215
Tax recoveries	-	-	-	-	(14)	(14)	-	-	(14)
Others	3	386	-	-	2,557	2,946	1,720	3,985	8,651
Subtotal	309	16,054	-	101	99,253	115,717	28,501	37,077	181,295
Own agricultural produce consumed	-	19,277	-	-	45,666	64,943	-	-	64,943
Total	309	35,331	-	101	144,919	180,660	28,501	37,077	246,238

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 20

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended June 30, 2016:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	-	2,744	-	81	20,530	23,355	13,096	2,614	39,065
Raw materials and consumables	176	1,366	-	-	2,549	4,091	-	-	4,091
Depreciation and amortization	-	443	-	15	32,111	32,569	2,181	339	35,089
Fuel, lubricants and others	-	40	-	-	9,367	9,407	187	58	9,652
Maintenance and repairs	-	591	-	-	6,726	7,317	425	186	7,928
Freights	9	2,329	-	-	-	2,338	-	8,391	10,729
Export taxes / selling taxes	-	-	-	-	124	124	-	9,501	9,625
Export expenses	-	-	-	-	-	-	-	1,642	1,642
Contractors and services	129	-	-	-	1,447	1,576	-	-	1,576
Energy transmission	-	-	-	-	-	-	-	1,287	1,287
Energy power	-	537	-	-	480	1,017	74	22	1,113
Professional fees	6	42	-	-	145	193	3,123	439	3,755
Other taxes	-	32	-	-	795	827	375	-	1,202
Contingencies	-	-	-	-	-	-	273	-	273
Lease expense and similar arrangements	-	39	-	-	-	39	573	24	636
Third parties raw materials	-	1,604	-	-	5,244	6,848	-	-	6,848
Tax recoveries	-	-	-	-	(4,872)	(4,872)	-	-	(4,872)
Others	-	380	-	-	2,721	3,101	1,303	2,662	7,066
Subtotal	320	10,147	-	96	77,367	87,930	21,610	27,165	136,705
Own agricultural produce consumed	-	18,060	-	-	34,676	52,736	-	-	52,736
Total	320	28,207	-	96	112,043	140,666	21,610	27,165	189,441

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 21

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.	Salaries and social security expenses

	June 30, 2017	June 30, 2016
	(unaudited)
Wages and salaries	64,851	52,608
Social security costs	16,824	13,145
Equity-settled share-based compensation	2,807	2,545
	84,482	68,298
Number of employees	8,092	8,229

8.	Other operating income / (loss), net

	June 30, 2017	June 30, 2016
	(unaudited)
Gain/(Loss) from commodity derivative financial instruments	38,753	(33,159)
(Loss) from disposal of other property items	(618)	181
Losses related to energy business	(3,247)	-
Others	1,250	(1,183)
	36,138	(34,161)

9.	Financial results, net

	June 30, 2017	June 30, 2016
	(unaudited)
Finance income:
- Interest income	5,021	4,621
- Other income	201	450
Finance income	5,222	5,071

Finance costs:
- Interest expense	(25,798)	(22,029)
- Cash flow hedge – transfer from equity	(3,320)	(23,594)
- Foreign exchange losses, net	(11,883)	(12,276)
- Taxes	(1,304)	(1,231)
- Loss from interest rate/foreign exchange rate derivative financial	(2,195)	(6,806)
- Other expenses	(910)	(1,982)
Finance costs	(45,410)	(67,918)
Total financial results, net	(40,188)	(62,847)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 22

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2017	June 30, 2016
	(unaudited)
Current income tax	(2,865)	(2,551)
Deferred income tax	(2,946)	(2,065)
Income tax expense	(5,811)	(4,616)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2016.

The gross movement on the deferred income tax account is as follows:

	June 30, 2017	June 30, 2016
	(unaudited)
Beginning of period asset	23,897	53,108
Exchange differences	363	10,868
Tax charge relating to cash flow hedge (i)	1,291	(34,145)
Income tax expense	(2,946)	(2,065)
End of period asset	22,605	27,766

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to U$S 7,119 loss for the six-month period ended June 30, 2017.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2017	June 30, 2016
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(4,929)	2,362
Non-deductible items	(750)	(5,115)
Non-deductible items – Change in estimates or previous year	-	(1,180)
Tax losses where no deferred tax asset was recognized	-	(100)
Others	(132)	(583)
Income tax expense	(5,811)	(4,616)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 23

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the six-month periods ended June 30, 2017 and 2016 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30, 2016
Opening net book amount	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
Exchange differences	(2,149)	(670)	30,126	50,795	36,332	88	(154)	114,368
Additions	-	-	4,771	20,960	27,872	886	8,200	62,689
Transfers	-	3,866	2,287	5,957	-	-	(12,110)	-
Disposals	-	-	-	(961)	-	(24)	-	(985)
Reclassification to non-income tax credits (*)	-	-	(655)	(110)	-	-	(39)	(804)
Reclassification to Investment property (Note 12)	-	-	-	140	-	-	-	140
Depreciation (Note 6)	-	(611)	(4,427)	(24,974)	(10,964)	(616)	-	(41,592)
Closing net book amount	112,378	7,726	199,570	277,856	209,911	4,254	19,010	830,705
At June 30, 2016 (unaudited)
Cost	112,378	18,085	304,002	624,818	399,881	14,494	19,010	1,492,668
Accumulated depreciation	-	(10,359)	(104,432)	(346,962)	(189,970)	(10,240)	-	(661,963)
Net book amount	112,378	7,726	199,570	277,856	209,911	4,254	19,010	830,705
Six-month period ended June 30, 2017
Opening net book amount	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608
Exchange differences	(3,176)	(373)	(3,318)	(5,924)	(3,889)	(144)	(796)	(17,620)
Additions	-	-	7,764	47,650	36,828	1,555	16,809	110,606
Transfers	-	429	2,700	5,709	-	-	(8,838)	-
Disposals	-	-	(102)	(1,753)	-	(4)	-	(1,859)
Reclassification to non-income tax credits (*)	-	-	(82)	(447)	-	-	(96)	(625)
Reclassification to Investment property (Note 12)	-	-	-	-	-	-	-	-
Depreciation (Note 6)	-	(1,030)	(6,896)	(25,554)	(21,471)	(799)	-	(55,750)
Closing net book amount	106,682	8,666	190,121	270,991	227,637	4,543	28,720	837,360
At June 30, 2017 (unaudited)
Cost	106,682	20,055	301,449	643,507	439,078	15,582	28,720	1,555,073
Accumulated depreciation	-	(11,389)	(111,328)	(372,516)	(211,441)	(11,039)	-	(717,713)
Net book amount	106,682	8,666	190,121	270,991	227,637	4,543	28,720	837,360

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2017, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 24

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (continued)

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the period ended June 30, 2017 and 2016, respectively.

As of June 30, 2017, borrowing costs of US$ 1,391 (June 30, 2016: US$ 1,538) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 577,397 as of June 30, 2017.

As of June 30, 2017 included within property, plant and equipment balances are US$ 320 related to the net book value of assets under finance leases.

12.	Investment property

Changes in the Group’s investment property in the six-month periods ended June 30, 2017 and 2016 were as follows:

	June 30, 2017	June 30, 2016
	(unaudited)
Beginning of the period	2,666	4,796
Reclassification from Property, plant and equipment	-	-
Exchange differences	(119)	(638)
End of the period	2,547	4,158

Cost	2,547	4,158
Net book amount	2,547	4,158

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	June 30, 2017	June 30, 2016
	(unaudited)
Rental income	370	545

As of June 30, 2017, the fair value of investment property was US$ 45 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 25

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2017 and 2016 were as follows:

	Goodwill	Software	Others	Total
Six-month period ended June 30, 2016
Opening net book amount	13,510	2,200	951	16,661
Exchange differences	345	284	(3)	626
Additions	-	785	19	804
Amortization charge (i) (Note 6)	-	(292)	(21)	(313)
Closing net book amount	13,855	2,977	946	17,778
At June 30, 2016 (unaudited)
Cost	13,855	5,113	2,652	21,620
Accumulated amortization		(2,136)	(1,706)	(3,842)
Net book amount	13,855	2,977	946	17,778

Six-month period ended June 30, 2017
Opening net book amount	13,405	2,901	946	17,252
Exchange differences	(374)	(70)	(2)	(446)
Additions	-	561	15	576
Amortization charge (i) (Note 6)	-	(393)	(23)	(416)
Closing net book amount	13,031	2,999	936	16,966
At June 30, 2017 (unaudited)
Cost	13,031	5,898	2,684	21,613
Accumulated amortization	-	(2,899)	(1,748)	(4,647)
Net book amount	13,031	2,999	936	16,966

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2017 and 2016, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 26

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2017 and 2016 were as follows:

	June 30, 2017
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	28,189	25,575	6,827	2,433	82,380	145,404
Increase due to purchases	-	-	-	581	-	581
Initial recognition and changes in fair value of biological assets	17,343	5,796	4,528	163	(5,128)	22,702
Decrease due to harvest / disposals	(76,924)	(43,858)	(1,418)	(75)	(47,650)	(169,925)
Decrease due to sales of agricultural produce	-	-	(14,956)	-	-	(14,956)
Costs incurred during the year	47,704	17,100	12,846	457	42,412	120,519
Exchange differences	(476)	285	(348)	(193)	(997)	(1,729)
End of the period	15,836	4,898	7,479	3,366	71,017	102,596

	June 30, 2016
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	22,536	23,131	6,786	288	59,077	111,818
Increase due to purchases	-	-	-	1,132	-	1,132
Initial recognition and changes in fair value of biological assets	45,657	9,458	1,625	90	26,664	83,494
Decrease due to harvest / disposals	(79,303)	(38,548)	(1,306)	-	(35,868)	(155,025)
Decrease due to sales of agricultural produce	-	-	(10,183)	-	-	(10,183)
Costs incurred during the year	31,150	13,165	10,860	388	37,479	93,042
Exchange differences	(1,542)	(2,476)	(949)	(102)	15,357	10,288
End of the period	18,498	4,730	6,833	1,796	102,709	134,566

(i)	Biological assets that are measured at fair value within level 3 of the hierarchy.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 27

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Biological assets (continued)

Cost of production as of June 30, 2017:

	June 30, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,091	4,307	2,440	156	4,884	13,878
Depreciation and amortization	203	-	-	-	1,936	2,139
Fertilizers, agrochemicals and seeds	16,733	970	-	-	15,343	33,046
Fuel, lubricants and others	539	386	355	25	1,322	2,627
Maintenance and repairs	787	1,109	895	91	747	3,629
Freights	74	357	56	17	-	504
Contractors and services	14,861	7,944	-	8	2,298	25,111
Feeding expenses	-	-	4,784	11	-	4,795
Veterinary expenses	-	-	918	58	-	976
Energy power	49	850	390	-	-	1,289
Professional fees	90	37	68	7	43	245
Other taxes	1,019	72	3	72	54	1,220
Lease expense and similar arrangements	9,155	187	-	-	15,291	24,633
Others	2,103	881	196	12	494	3,686
Subtotal	47,704	17,100	10,105	457	42,412	117,778
Own agricultural produce consumed	-	-	2,741	-	-	2,741
Total	47,704	17,100	12,846	457	42,412	120,519

Cost of production as of June 30, 2016:

	June 30, 2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,339	3,196	1,779	63	4,977	12,354
Depreciation and amortization	188	-	-	-	2,232	2,420
Fertilizers, agrochemicals and seeds	8,010	117	94	-	10,466	18,687
Fuel, lubricants and others	699	475	384	7	1,308	2,873
Maintenance and repairs	391	1,185	849	34	915	3,374
Freights	578	355	53	5	-	991
Contractors and services	11,261	6,687	-	-	1,344	19,292
Feeding expenses	-	-	3,844	5	-	3,849
Veterinary expenses	-	-	845	21	-	866
Energy power	54	356	243	-	-	653
Professional fees	94	39	70	-	57	260
Other taxes	732	66	5	49	50	902
Lease expense and similar arrangements	5,040	222	3	-	15,666	20,931
Others	1,764	467	214	204	464	3,113
Subtotal	31,150	13,165	8,383	388	37,479	90,565
Own agricultural produce consumed	-	-	2,477	-	-	2,477
Total	31,150	13,165	10,860	388	37,479	93,042

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 28

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Biological assets (continued)

Biological assets as of June 30, 2017 and December 31, 2016 were as follows:

	June 30, 2017	December 31, 2016
	(unaudited)
Non-current
Cattle for dairy production	7,061	6,584
Breeding cattle	1,527	1,533
Other cattle	363	399
	8,951	8,516
Current
Breeding cattle	1,476	501
Other cattle	418	243
Sown land – crops	15,836	28,189
Sown land – rice	4,898	25,575
Sown land – sugarcane	71,017	82,380
	93,645	136,888
Total biological assets	102,596	145,404

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 29

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Financial instruments

As of June 30, 2017, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2017 and their allocation to the fair value hierarchy:

	2017
	Level 1	Level 2	Total
Assets
Derivative financial instruments	2,510	505	3,015
Total assets	2,510	505	3,015
Liabilities
Derivative financial instruments	(122)	(1,689)	(1,811)
Total liabilities	(122)	(1,689)	(1,811)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 30

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(3,608)

Options	Quoted price	-	-	1	5,996

Foreign-currency interest-rate swaps	Theoretical price	Swap curve	Present value method	2	256

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(1,440)
					1,204

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 31

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables, net

	June 30, 2017	December 31, 2016
	(unaudited)
Non current
Trade receivables	1,759	1,802
Trade receivables – net	1,759	1,802
Advances to suppliers	1,635	1,930
Income tax credits	7,264	7,472
Non-income tax credits (i)	2,457	1,853
Judicial deposits	3,345	3,280
Other receivables	1,542	1,075
Non current portion	18,002	17,412
Current
Trade receivables	68,458	61,546
Receivables from related parties (Note 25)	8,313	8,114
Less: Allowance for trade receivables	(708)	(643)
Trade receivables – net	76,063	69,017
Prepaid expenses	8,821	8,302
Advance to suppliers	41,611	21,451
Income tax credits	5,838	7,116
Non-income tax credits (i)	42,901	43,572
Cash collateral	1,179	3,546
Receivables from related parties (Note 25)	1,228	172
Other receivables	4,735	4,352
Subtotal	106,313	88,511
Current portion	182,376	157,528
Total trade and other receivables, net	200,378	174,940

(i) Includes US$ 625 for the six month period ended June 30, 2017 reclassified from property, plant and equipment (for the year ended December 31, 2016: US$ 1,499).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 32

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2017	December 31, 2016
	(unaudited)
Currency
US Dollar	65,267	54,012
Argentine Peso	44,945	45,641
Uruguayan Peso	128	762
Brazilian Reais	90,038	74,525
	200,378	174,940

As of June 30, 2017 trade receivables of US$ 21,055 (December 31, 2016: US$ 14,641) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 4,787 and US$ 5,264 are over 6 months in June 30, 2017 and December 31, 2016, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

17.	Inventories

	June 30, 2017	December 31, 2016
	(unaudited)
Raw materials	54,945	42,108
Finished goods	95,850	68,191
Stocks held by third parties	82	1,308
Others	175	147
	151,052	111,754

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 33

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Cash and cash equivalents

	June 30, 2017	December 31, 2016
	(unaudited)
Cash at bank and on hand	122,325	130,001
Short-term bank deposits	97,609	28,567
	219,934	158,568

19.	Shareholder’s Contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2016	122,382	1,121,247
Employee share options exercised (Note 20)	-	323
Restricted share vested	-	3,225
At June 30, 2016	122,382	1,124,795

At January 1, 2017	122,382	1,120,823
Restricted share vested	-	4,149
Purchase of own shares	-	(7,438)
At June 30, 2017	122,382	1,117,534

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The  repurchase program has been reauthorized by the Board of Directors following each 12-month period since its inception.

On August 11, 2017, the Board of Directors authorized the extension of the program for an additional twelve-month period ending on September 23, 2018. Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereuner; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of June 30, 2017, the Company repurchased an aggregate of 3,669,516 shares under the program, of which 2,091,922 have been used to cover the exercise of options under the Company's employee stock option plan and to issue shares pursuant to the Company's restricted stock unit plan.

20.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group’s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2017 nil options (June 30, 2016: 36,768) were exercised, and nil (June 30, 2016: 40,100) were forfeited.

(b)	Restricted Share and Restricted Stock Unit Plan

As of June 30, 2017, the Group recognized compensation expense US$ 2.8 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2016: US$ 2.5 million).

For the six-month period ended June 30, 2017, 484,098 Restricted Stock Units were granted, (June 30, 2016: 464,139), 489,415 vested, (June 30, 2016: 453,001), and 6,140 were forfeited (June 30, 2016: 17,505).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 34

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Trade and other payables

	June 30, 2017	December 31, 2016
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	521	1,042
Other payables	371	385
	892	1,427
Current
Trade payables	51,023	77,325
Advances from customers	7,070	7,758
Amounts due to related parties (Note 25)	230	1,152
Taxes payable	2,642	4,685
Payables from acquisition of property, plant and equipment - Non Current	523	-
Other payables	286	1,238
	61,774	92,158
Total trade and other payables	62,666	93,585

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

22.	Borrowings

	June 30, 2017	December 31, 2016
	(unaudited)
Non-current
Bank borrowings (*)	537,413	430,202
Obligations under finance leases	71	102
	537,484	430,304
Current
Bank overdrafts	7,171	90
Bank borrowings (*)	249,571	204,923
Obligations under finance leases	53	79
	256,795	205,092
Total borrowings	794,279	635,396

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of June 30, 2017, total bank borrowings include collateralized liabilities of US$ 638,143 (December 31, 2016: US$ 525,663). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 35

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Borrowings (continued)

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30, 2017	December 31, 2016
	(unaudited)
Fixed rate:
Less than 1 year	154,118	67,682
Between 1 and 2 years	41,525	43,630
Between 2 and 3 years	33,171	40,047
Between 3 and 4 years	22,784	21,857
Between 4 and 5 years	22,477	21,116
More than 5 years	11,422	20,239
	285,497	214,571
Variable rate:
Less than 1 year	102,624	137,331
Between 1 and 2 years	134,795	150,517
Between 2 and 3 years	90,564	81,947
Between 3 and 4 years	92,433	18,457
Between 4 and 5 years	74,953	18,309
More than 5 years	13,289	14,083
	508,658	420,644
	794,155	635,215

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	June 30, 2017	December 31, 2016
	(unaudited)
Currency
US Dollar	596,272	437,307
Brazilian Reais	190,136	196,903
Argentine Peso	7,871	1,186
	794,279	635,396

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 36

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Payroll and social security liabilities

	June 30, 2017	December 31, 2016
	(unaudited)
Non-current
Social security payable	1,070	1,235
	1,070	1,235
Current
Salaries payable	10,094	7,351
Social security payable	3,478	3,063
Provision for vacations	11,238	12,109
Provision for bonuses	3,214	4,321
	28,024	26,844
Total payroll and social security liabilities	29,094	28,079

24.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			June 30, 2017	June 30, 2016	June 30, 2017	December 31, 2016

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 16)	-	-	1,228	172
		Payables (Note 21)	-	-	(15)	(701)
CHS Agro	Joint venture	Services	48	45	-	-
		Sales of good	-	366	-	-
		Payables (Note 21)	-	-	(215)	(451)
		Interest income	163	163	-	-
		Receivables (Note 16)	-	-	8,313	8,114
Directors and senior management	Employment	Compensation selected employees	(2,046)	(2,352)	(15,279)	(17,355)

(i) Shareholder of the Company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2017, results of operations and cash flows for the six-month periods ended June 30, 2017 and 2016. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRSs.

In order to facilitate the understanding of our Consolidated Financial Statements, we have changed the format of the presentation of our income statement. During the fourth quarter of 2016, we aggregate our sales in a single line item titled “Sales of goods and services rendered”. Likewise, the corresponding cost has also been aggregated and presented as a single line item titled “Cost of goods sold and services rendered”. The breakdown of sales is now included in Note 4 to the Consolidated Financial Statements. The comparative figures have been retroactively changed accordingly.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2016.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 32.1 to the annual financial statements.

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group with closer adoption:

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”, which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

In July 2014 the IASB published the final version of IFRS 9 Financial Instrument which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted.

In January 2016, the IASB finished its long-standing project on lease accounting and published IFRS 16, ‘Leases’, which replaces the current guidance in IAS 17. This will require far-reaching changes in accounting by lessees in particular. The standard applies to annual periods beginning on or after 1 January 2019, with earlier application permitted if IFRS 15, ‘Revenue from Contracts with Customers’, is also applied.

We are currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Basis of preparation and presentation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

27.	Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2016 described in Note 32.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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